Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollar Amounts in Thousands)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense	$21,111	$9,772	$6,094	$9,108	$11,717
Capitalized interest	10,459	4,295	4,410	2,109	573
Total fixed charges	31,570	14,067	10,504	11,217	12,290
Preferred stock dividends	9,756	12,731	7,977	-	-
Total combined fixed charges and preferred stock dividends	41,326	26,798	18,481	11,217	12,290
Earnings:
Income (loss) before income taxes	$(201,665)	$60,900	$7,391	$4,744	$36,314
Distributed income from Medusa Spar LLC	-	-	813	1,735	1,267
Fixed Charges	31,570	14,067	10,504	11,217	12,290
Less:
Capitalized interest	(10,459)	(4,295)	(4,410)	(2,109)	(573)
Total	$(180,554)	$70,672	$14,298	$15,587	$49,298

Ratio of earnings to fixed charges	(a)	5.02	1.36	1.39	4.01
Ratio of earnings to combined fixed charges and preferred stock dividends	(a)	2.64	0.77	1.39	4.01

(a)

For the year ended December 31, 2015, the Company recorded a $208.4 million ceiling test write-down of its oil and gas properties. As a result, earnings in 2015 were insufficient by $212.1 million to cover fixed charges, and by $221.9 million to cover fixed charges plus preferred stock dividends.